July 27, 2007	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Edgar Submission

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mailstop 7010
Washington, DC 20549

Re:	Wits Basin Precious Minerals Inc.
Filed June 27, 2007 File No. 001-12401

Dear Ms. Moncada-Terry:

This letter constitutes Wits Basin Precious Minerals Inc.’s (hereinafter called “Wits Basin” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated July 25, 2007 (the “Comment Letter”) with respect to the Company’s filing of a Preliminary Proxy Statement on Schedule 14A on July 27, 2007 (File No. 001-12401) (the “Proxy”). The following responses are numbered to correspond to the Comment Letter.

Schedule 14A filed June 27, 2007

1.
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of capital stock for any purpose, including future acquisitions and/or financings. If so, please include appropriately detailed disclosure in each case. If not, please state that at this time you have no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of capital stock.

RESPONSE:

In order to obtain financing pursuant to which the Company was required to issue or reserve for issuance shares of capital stock, the Company obtained the agreement of certain of its derivative securityholders that such holders would not exercise, and in fact would be prohibited from exercising, such derivative securities until such time that the Company increased its authorized number of shares of capital stock. A copy of the form of such an agreement is attached hereto as Exhibit A for your convenience. As of the date of the filing of the Proxy, the Company had received such agreements from derivative securityholders agreeing not to exercise an aggregate of 5,965,500 shares of capital stock. Since then, the Company has received additional agreements with respect to 69,500 shares.

At the time the Proxy was filed, the Company’s only planned use for the additional shares of authorized capital stock was to authorize the issuance of common stock upon exercise of such derivative securities so that such securityholders would no longer be contractually prohibited from exercising their respective derivative securities.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
July 27, 2007

Since the filing of the Proxy, the Company has also negotiated the terms of a proposed consulting agreement with a third party, pursuant to which the Company will issue a warrant to purchase up to 3,000,000 shares of the Company’s common stock. The Company’s entry into this agreement, and its issuance of the warrant, is conditioned upon receipt of the consent of a third party, which consent is pending. If the Company obtains the consent of such third party, the shares of common stock issuable upon exercise of the warrant will be subject to the Company increasing its authorized shares of capital stock to a number permitting such exercise.

The Company has been in informal discussion and negotiation with various other parties with respect to financing transactions whereby the Company would be required to issue shares of its capital stock, but has not entered into any formal arrangements creating any obligations of this nature.

2.	In that regard, your present disclosure does not adequately quantify the number of shares necessary for each purpose you mention, including the proposed merger with Easyknit.

RESPONSE:

Please see the Company’s response to Question 1. An aggregate of 9,235,000 shares of the Company’s common stock will be reserved for issuance at such time the Company increases its authorized capital stock (if and when approved by the Company’s stockholders at the Annual Meeting), 6,235,000 of such amount from the reauthorization of outstanding derivative securities and 3,000,000 of such amount from the exercisability of the warrant issued pursuant to the consulting agreement (subject to third party consent).

It is important to note that the proposed merger, if consummated, will not require the issuance of any of the Company’s capital stock as merger consideration. Additionally, the aggregate number of shares of merger consideration to which our shareholders will be entitled upon consummation of the merger will be based upon a percentage of outstanding shares of capital stock of our merger party at the time of the merger, and will not be based on the number of shares of the Company’s common stock, whether authorized, outstanding or reserved for issuance.

3.
To the extent you have sold or offered shares in excess of the authorized number of shares, provide details including quantification and describe the potential impact if any under state law in each case. We may have additional comments.

RESPONSE:

Although the Company has offered and committed to issue shares in excess of the authorized number of shares, it has not sold or otherwise become obligated to issue shares in excess of its authorized number of shares. All shares that have been offered or committed for issuance in excess of such number are subject to various conditions, specifically including the Company’s increase in its number of authorized shares. Accordingly, the Company does not believe that state law relating to authorized capitalization has been violated.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
July 27, 2007

As noted in response to Question 1 above, with any shares for which the Company has committed to issue in excess of its authorized number, the Company has received the agreement of certain of its derivative securityholders that such securityholders will not exercise (and are prohibited from exercising) their respective derivative securities unless and until such time that the Company increases the number of its authorized shares to permit the “re-authorization” of such shares underlying the derivative securities. These securityholders will not be entitled to exercise their respective derivative securities in the event the Company does not increase its authorized capital, and the shares underlying such derivative securities are not currently reserved for issuance by the Company. Further, these securityholders have acknowledged that, absent the Company obtaining the required shareholder consent to increase the number of shares of authorized capital stock, they will lose all rights to the securities in question.

4.	As for the proposed merger that you reference, it appears that the disclosure you provide is not consistent with what Rule 135 describes.

RESPONSE:

The Company’s reference to the proposed merger in the Proxy is limited to a statement that the proxy relating to the increase in authorized capital was “independent from, and not conditioned upon or a condition to, the completion of our proposed merger transaction.” The Proxy also states that the merger consideration has been set, and that the increase in authorized capital would thus create additional dilution to the Company’s shareholders. Finally, the Company included various legends in the Proxy, as contemplated by Rules 135, 165 and 425 promulgated under the Securities Act of 1933, as amended, and Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended, and similar securities regulation.

The Company recognizes that Rule 135 is a safe harbor, and is not exclusive. The Company does not believe that it has violated the spirit of Rule 135. It believes that it is required to provide full and fair disclosure to its shareholders as to the consequences, including negative consequences, of approval of the matters to be voted upon at the Company’s Annual Meeting. Accordingly, the Company believes that the relevant references to the merger transaction were important to advise the shareholders that their approval of the increase in the number of authorized shares will result in (i) the reauthorization of shares reserved for issuance to the certain derivative securityholders discussed in response to Question 1 and (ii) the dilutive effect to the Company’s shareholders based on the pre-determined amount of shares proposed for issuance pursuant to the merger transaction. The Company does not believe the relevant references to the merger are solicitations for approval of the merger, but would, if anything, encourage an unfavorable consideration of the merger by the shareholders.

The Company does not believe that any of such limited disclosures are, or should be, deemed an offer of securities in connection with the proposed merger. The Company finds itself in the difficult situation of complying with these requirements while also providing its shareholders information that the Company believes necessary in the interest of permitting the shareholders to vote on the proxy matters with full and fair disclosure of the implications of their vote. The Company believes that its limited references to the proposed merger in the Proxy satisfies both of these obligations.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
July 27, 2007

Closing Comments

In your Closing Comments, you request a statement from the Company acknowledging that: “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

RESPONSE:

Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

* * * *

Please do not hesitate to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 with any questions concerning the responses included in this letter.

Very truly yours, /s/ Ranga Nutakki Ranga Nutakki

RSN:ck

cc:	Timothy Levenberg, Esq. (via facsimile)
Stephen D. King Mark D. Dacko